Exhibit 99.2

Phoenix Asia Holdings Limited Announces Closing of Its Initial Public Offering

Hong Kong, April 28, 2025 — Phoenix Asia Holdings Limited (the “Company” or “PHOE”), a premier substructure contractor for public and private sector projects in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 1,600,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $6,400,000, before deducting underwriting discounts and other offering expenses. The Offering closed on April 28, 2025, and the Ordinary Shares commenced trading on Nasdaq Capital Market on April 25, 2025, under the ticker symbol “PHOE”.

The Company has granted the underwriters an option, within 45 days from the closing date of the Offering, to purchase up to an additional 240,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotment option, if any.

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC acted as the sole book-running manager for the Offering. CFN Lawyers LLC acted as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP acted as U.S. counsel to the underwriter in connection with the Offering.

The Company intends to use 35% of the proceeds from this Offering for enhancing our capacities in hiring additional staff, 15% for acquiring innovative machinery to enhance our productivity and service capacity, 10% for enhancing its brand, “Winfield”, and the remaining 40% for working capital and other general corporate purposes.

A registration statement on Form F-1 (File No. 333-284260) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on April 24, 2025. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained from D. Boral Capital LLC at Syndicate Department, 590 Madison Avenue, 39th floor, New York, NY 10022, or via email at info@dboralcapital.com or telephone at +1 (212) 970 5150. In addition, copies of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Phoenix Asia Holdings Limited

Phoenix Asia Holdings Limited is a substructure contractor for public and private sector projects in Hong Kong via providing craftsmanship, customer satisfaction, and high standards of work and safety.

Recognized as a Registered Specialist Contractor and Certified Registered Subcontractor for various civil works, the Company primarily operates through wholly-owned subsidiary Winfield Engineering (Hong Kong) Limited, which was established in 1990 and specializes in substructure works in Hong Kong, including site formation, ground investigation, and foundation works. It also offers additional construction services such as structural steelworks. For more information, please visit www.winfield.hk; https://ir.winfield.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214